EURODRY LTD.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

July 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	EuroDry Ltd. Form F-3 (No. 333-273254)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form F-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 be accelerated so that it will be made effective at 4:30 p.m. New York City time on July 27, 2023 or as soon thereafter as practicable, pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Anthony Tu-Sekine of Seward & Kissel LLP, counsel to the undersigned registrant, at (202) 661-7150.
Yours faithfully,
EuroDry Ltd.

By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios Aslidis
Title:	Chief Financial Officer